

December 29, 2008

Room 7010

Paul G. Driscoll
Vice President and Chief Financial Officer
Acme United Corporation
60 Round Hill Road
Fairfield, Connecticut 06824

> **Re: Acme United Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **File No. 001-07698**

Dear Mr. Driscoll:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis
Critical Accounting Policies - Estimates, page 11

1.   We note your statement that "the most sensitive and significant accounting estimates in the financial statements relate to customer rebates, valuation allowances for deferred income tax assets, obsolete and slow moving inventories, potentially uncollectible accounts receivable, and accruals for

income taxes." This disclosure does not convey to an investor the material assumptions used to arrive at these estimates. The discussion in your critical accounting estimates section should include a discussion of the material assumptions you made in arriving at the critical estimate and to advise an investor of the financial statement impact if actual results differ from the estimate made by management. You should also consider commenting on your historical experience between estimates made and actual results. It appears more detailed disclosures related to each of these estimates are warranted in future filings. Please show us what this future disclosure will look like. Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

2. Considering the decline in your stock price and market capitalization over the past three months, we suggest that you include a critical accounting policy for goodwill, intangible assets and property, plant and equipment, in future filings, to provide an investor with sufficient information about management's insights and assumptions with regard to the recoverability of these asset balances. Please ensure your disclosures describe the steps that you perform to review your goodwill and long-lived assets for recoverability, the assumptions used, and provide information as to known trends, uncertainties or other factors that will result in, or are reasonably likely to result in, any material impairment charges in future periods. For example, your policy note should quantify the projected cash flows used in your analysis, the growth rate used in projecting cash flows, quantify the discount rate, include terminal value assumptions, and discuss how you assessed your reporting units under paragraph 30 and 31 of SFAS 142. Given the current economic conditions and the impact it has had on your stock price and operations, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33- 8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

3. As noted above, your stock price has continued to decline from $14.12 at December 31, 2007, to $6.85 at December 22, 2008. Your market capitalization as of December 22, 2008, is significantly less than total stockholders' equity, which is an indicator your goodwill, intangible assets and other long-lived assets may be impaired. Tell us whether or not this decline in market cap and stock price has triggered an interim impairment test under SFAS 142 and SFAS 144. Explain how you determined goodwill, intangible assets and other long-lived assets are recoverable in the current market environment.

4. Further tell us and clarify in future filings, whether or not an impairment test was actually performed on your long lived assets under SFAS 144 at December

31, 2007. Please disclose the results of those tests, to the extent they were performed and if no test was performed how you considered that one was not necessary under paragraph 8 of SFAS 144. Note for future periods, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management's determination that the SFAS 144 test were not required as a result of no triggering events or because there were triggering events present and managements estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges.

Revenue Recognition, page 11

5.   You state the Company recognizes revenue from sales of its products when ownership transfers to the customers. Please tell us and revise future filings to disclose when such ownership transfers. In addition, we note that your sales are net of returns. Tell us and disclose your return policy as well as any other sales incentives you provide. For each period presented, please tell us and disclose in MD&A how much you have recorded in provisions for each of the above sales incentives and how these incentives have impacted operations. Also tell us how you have considered EITF 01-09 with regard to the recognition, measurement and classification of each of these provisions. We note your accrued liability balance includes a significant balance for vendor rebates. Clarify whether or not this account balance relates to sales incentives granted to customers.

Results of Operations, page 12

6.   Your discussion of results of operations addresses multiple factors contributing to year over year changes in line items; however, your discussion should quantify each of the factors. For example, you disclose gross profit decreased as a result of greater sales of lower margin products, increased raw materials and labor costs in China and higher costs as a result of the appreciation of the Chinese currency against the U.S. dollar. However, your disclosure does not quantify the impact. Refer to FRR No. 36 – 501.04.

Liquidity and Capital Resources, page 14

7.   You disclose that operating income for the Canada segment increased by 25% during 2007 and 21% during 2006, but do not explain the factors that led to these increases. In future filings, include a discussion of the impact certain segments had on certain financial statement line items and the factors that contributed to these changes. Since your segment footnote discloses that management evaluates various income statement line items, including sales and

operating income or loss by segment, please revise to provide related MD&A segment discussion. Analysis of segment data where a segment contributes in a disproportionate way to income or loss should be presented pursuant to Codified FRR 501.06.a.

Form 10-Q for the period ended September 30, 2008

Liquidity and Capital Resources, page 12

8.   During the nine months ended September 30, 2008, you had significant increases in your accounts receivable and inventory balances. Given the significant impact that receivables and inventory have on your liquidity, please revise your MD&A and liquidity section to explain the reasons for these increases and any variances in the corresponding turnover ratios.   In this regard, we note your accounts receivable balance increased 26% during the first nine months of 2008, whereas sales during the period only increased 13%.

9.   We note your discussion on page 12 regarding the credit and equity market crisis and the potential effects from the credit crisis on your business. Please expand this discussion, in future filings, to clarify the specific impacts and risks of recent economic events to your business. Explain how the market for your products has been affected and the current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your operations since September 30, your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity such as your current debt instruments and related covenant compliance. In your response to this letter, please provide a detailed description of proposed future disclosure.

Item 4. Controls and Procedures, page 13

10.   We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedures "…were effective and sufficient to ensure that we record, process, summarize and report information required to be disclosed by us in our periodic reports filed under the Securities and Exchange Commission's rules and forms." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm to us and revise your disclosure in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by

you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise in future filings, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743, Melissa N. Rocha (202) 551-3854, Senior Accountant or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief